*AB
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15048658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 66625

8-66625

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section RECEIVED MAR 02 2015 Wash., DC 194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banco Do Brasil Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 34th Floor
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Alves Maria **646-845-3755**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

100 North Tampa St, Suite 1700	**Tampa**	**FL**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Alves Maria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Banco Do Brasil Securities LLC, as of December 31 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that c a customer, except as follows:

Signature

Managing Director

Title

Notary Public

JAKOV GRBIC
Notary Public, State of New York
No. 01GR5020164
Qualified in Queens County
Certificate Filed in New York County
Commission Expires in Nov. 8, 2017

STATE OF NEW YORK
County of New York
Sworn to and subscribed before me
this 31 day of DEC, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered
Public Accounting Firm Thereon)

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Table of Contents

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A.:

We have audited the accompanying statement of financial condition of Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A. (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
February 25, 2015
Certified Public Accountants

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	11,224,730
Securities owned, at clearing broker, at fair value		24,992,750
Securities on deposit, at clearing broker, at fair value		604,825
Receivable from broker-dealers and clearing organizations		18,322,079
Receivables from affiliates (note 3)		1,161,532
Other assets		317,581
Total assets	$	56,623,497
Liabilities and Member's Equity		
Liabilities:		
Accrued expenses and other liabilities	$	2,203,417
Payable to affiliates (note 3)		96,240
Total liabilities		2,299,657
Member's equity		54,323,840
Total liabilities and member's equity	$	56,623,497

See accompanying notes to statement of financial condition.

(1) Organization and Business

Banco do Brasil Securities LLC (the Company), a New York Limited Liability Company, is a wholly owned subsidiary, of Banco do Brasil S.A. (the Parent), a banking corporation incorporated under the laws of the Federative Republic of Brazil, which operates in offices located in New York, NY and Miami, Florida.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and National Futures Association (NFA) as an introducing broker-dealer. The principal business of the Company is to act as a broker-dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the U.S. capital markets. The Company acts as an introducing broker in securities, commodities, futures and options. In addition, the Company received approval in 2007 to expand its agency business to include activity in proprietary trading of fixed income products. This activity is primarily in U.S. Treasury securities that are carried at fair value.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

(2) Summary of Significant Accounting Policies

The financial statement of the Company has been prepared on the accrual basis of accounting and reflects the following significant accounting policies:

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b) Securities Transactions

Transactions in securities are recorded on a trade date basis. Transactions with related parties in which the Company acts as a selling agent for private placements and earns syndicate fee income are recorded on an accrual basis.

(c) Securities Owned and Securities on Deposit, at Fair Value

As of December 31, 2014, securities owned and securities on deposit consisted of $25,597,575 of U.S. Treasury bills held at the clearing broker. U.S. Treasury bills are carried at fair value, based on dealer quotes.

(d) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statement since the Company is a single member LLC, and the operations are treated as a part of the U.S. branch operations of the Parent. Certain transactions may result in foreign tax withholding that

may result in a foreign tax credit to be utilized against foreign source income or appear as a tax expense. The determination is made based on the facts of each transaction.

The Company's tax returns are subject to examination by federal, state and foreign taxing authorities. Because many types of transactions are susceptible to varying interpretations under federal, state and foreign income tax laws and regulations, the revenue or expenses reported in the accompanying financial statement may be subject to change at a later date upon final determination by the respective taxing authorities.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustainable upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2014, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statement. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2011.

(e) Use of Estimates

The preparation of the financial statement in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

(f) Syndication Fees Receivable

Syndication fees receivable as of December 31, 2014 amounted to be $1,161,532.

(3) Related Party Transactions

Service agreements are in place with the Banco do Brasil S.A. New York Branch (Branch) and Banco Do Brasil S.A. Miami Branch (Miami Branch) for the provision of payroll, administration, occupancy, equipment and communication services.

As of December 31, 2014, the Company has recorded payroll service liabilities of $75,000 as a component of accrued expenses and other liabilities.

As of December 31, 2014, the Company has accrued $1,161,532 for syndicate fees earned from BB Securities London.

As of December 31, 2014, the Company has a balance of $96,240 for syndicate fee reimbursement due to BB Securities Asia Pte Ltd.

Since related party income represents a substantial portion of the Company's revenues, the Company's reported financial results may have differed substantially if the Company had operated on a stand-alone basis.

(4) Income Taxes

The Company is a single-member LLC and is included in the federal and state tax return of the Branch.

There is no tax sharing agreement between the Company and its Parent, no dividends have been paid by the Company to its Parent for tax reimbursements, and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no U.S. or state tax has been allocated to the Company in its financial statements. There were no material temporary differences relative to the company as of and during the year ended December 31, 2014.

(5) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $52,629,613, which was $52,476,303 in excess of the amount required of $153,310.

(6) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

(7) Risk Management

Counterparties to the Company's activities are primarily financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility, which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. Customer commodities transactions are introduced on a fully disclosed basis to its Futures Commission Merchant (FCM). The FCM carries all customer accounts of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

Banco do Brasil Grand Cayman Branch has issued a guarantee in the amount of $50 million to Pershing LLC, the Company's clearing broker to cover settlement risk.

(8) Fair Value Measurements

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already carried at fair value are short term in nature, bear interest at current market rates or are subject to frequent re-pricing. Therefore, their carrying amounts approximate their fair value.

The fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities owned and securities sold, but not yet purchased, are recorded at fair value on a recurring basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The U.S. government securities with a fair value of $25,597,575 at December 31, 2014 were considered to have been valued using Level 1 measurement. The primary source for pricing is derived from dealer and broker quotes. There were no transfers of financial assets between Level 1 or Level 2 during the year ended December 31, 2014.

(9) Commitment and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statement; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

(10) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2014 as of February 25, 2015, which is the date the financial statement was available to be issued. Management believes that no material events have occurred since December 31, 2014 that requires recognition or disclosure in the financial statement.

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Board of Directors and Member
Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A.:

In planning and performing our audit of the financial statements of Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A., (the Company), as of and for the year ended December 31, 2014, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the Financial Regulatory Authority, Inc., and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Tampa, Florida
February 25, 2015
Certified Public Accountants

BANCO DO BRASIL SECURITIES
535 Madison Avenue 34th Floor
New York, NY 10022
Member FINRA, NFA and SIPC

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Exemption Report for Broker-Dealers under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2014

Banco Do Brasil Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3; and

(2) The Company met the identified exemption provisions in 17 C.F.R.§ 240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(ii) throughout the most recent fiscal year without exception).

Banco Do Brasil Securities

I, Daniel Alves Maria, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Director

February 26, 2015

See accompanying report of independent registered public accounting firm.